By facsimile and EDGAR
May 28, 2010
United States Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Endurance Specialty Holdings Ltd. Form 10-K for Fiscal Year Ended December 31, 2009 Definitive Proxy Statement on Schedule 14A filed on March 25, 2010 (File No. 001-31599)
Dear Mr. Rosenberg:
I am writing on behalf of Endurance Specialty Holdings Ltd., a holding company organized under the laws of Bermuda (the “Company”), to respond to the comments (the “Comments”) of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of May 17, 2010 (the “Comment Letter”).
Set forth below are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined herein have the meanings given in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) or the Company’s Definitive Proxy Statement on Schedule 14A filed on March 25, 2010 (the “2010 Proxy Statement”), as applicable. All references to page numbers and captions correspond to the page numbers and captions in the 2009 Form 10-K and the 2010 Proxy Statement, as applicable.
2009 Form 10-K
Item 9A. Controls and Procedures
1.	You have provided the required disclosure for your Internal Control Over Financial Reporting. You have not, however, provided the required disclosure for your Disclosure Controls and Procedures. Please revise to provide the disclosure required by Item 307 of Regulation S-K for Disclosure Controls and Procedures. Please tell us why this disclosure was omitted from your filing and how you considered this omission in management’s conclusion about the effectiveness of your Disclosure Controls and Procedures.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
May 28, 2010
The instructions for Item 9A of the Annual Report on Form 10-K required the Company to furnish the information required by Item 307 of Regulation S-K. In turn, Item 307 of Regulation S-K requires the disclosure of the conclusions of the Company’s principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures. The Company believes the statements of its Chief Executive Officer and Chief Financial Officer included in Exhibits 31.1 and 31.2 of its 2009 Form 10-K clearly state the affirmative conclusions of such officers with respect to the effectiveness of the Company’s disclosure controls and procedures. As a result, the Company believes that (i) it has complied with the instructions for Item 9A of the Annual Report on Form 10-K and Item 307 of Regulation S-K and (ii) investors have received the information they require for an informed investment decision.
However, in light of the Comment received, the Company will prospectively supplement its disclosures under “Item 9A. Controls and Procedures” in the body of its future Annual Reports on Form 10-K and future Quarterly Reports on Form 10-Q in the manner set forth on Exhibit A attached hereto to more clearly state the steps taken and conclusions reached by the Company and its Chief Executive Officer and Chief Financial Officer with respect to the effectiveness of the Company’s disclosure controls and procedures.
Financial Statements
Note 18, Taxes, page 145
2.	Tell us why the disclosures related to unrecognized tax benefits required by ASC 740-10-50-15 have not been made, including tax years that remain subject to examination. Also disclose income before tax as domestic or foreign as required by Rule 4-08(h) of Regulation S-X. Expand MD&A to explain the change in effective income tax rates from year to year.
The Company did not include in its 2009 Form 10-K any disclosures related to unrecognized tax benefits specified by ASC 740-10-50-15 because, as of December 31, 2009, the Company did not have any uncertain tax positions. The Company believes that negative disclosure was not required to be included in its 2009 Form 10-K since there were no uncertain tax positions to disclose. However, if at the time of filing of future Annual Reports on Form 10-K the Company does not have any uncertain tax positions, the Company will explicitly state so in its disclosure.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
May 28, 2010
The Company did not include the distribution of United States domestic and foreign income before tax for the fiscal years ended 2009, 2008 and 2007 in its 2009 Form 10-K as the Company believes that such disclosure was not material for a company based in a jurisdiction outside of the United States and that such disclosure would not provide any meaningful benefit to investors and would not aid such readers in making an informed investment decision about the Company. However, in light of the comment received, the Company proposes to include the disclosure as set forth in Exhibit B hereto prospectively in future Annual Reports on Form 10-K.
The Company does not believe expanded disclosure related to the change in effective income tax rates from year to year in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of its 2009 Form 10-K is required. As discussed in Footnote 18 — Taxes on page 146 of the 2009 Form 10-K, the Company’s effective income tax rate in each of 2009, 2008 and 2007 was 0%. In the event of any future change in the Company’s effective income tax rate, the Company shall include appropriate discussion regarding the change in effective income tax rates from year to year in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of its future Annual Reports on Form 10-K.
2010 Proxy Statement
DEF 14A
Board of Directors, page 23
3.	Pursuant to Item 407(c)(2)(vi), please confirm that in your next definitive proxy statement, you will discuss whether, and if so how, the nominating committee or the board considers diversity in identifying nominees for director. If the nominating committee or the board has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee or the board assesses the effectiveness of its policy.
The Company believes that it has appropriately disclosed how its Nominating and Corporate Governance Committee considers diversity for identifying nominees for election to the Company’s Board of Directors in the section entitled “Director Qualifications” on page 29 of its 2010 Proxy Statement. The Company’s Board of Directors does not currently have a formal policy with regard to the consideration of diversity in identifying Board of Director nominees and the Company confirms that it will more clearly state such lack of policy, if that is the case at the time of filing the next definitive proxy statement.
* * *
In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the 2009 Form 10-K or the 2010 Proxy Statement; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
May 28, 2010
Please contact the undersigned at (441) 278-0450, Michael J. McGuire, Chief Financial Officer, at (441) 278-0943 or John V. Del Col, General Counsel, at (441) 278-0440 should you require further information or have any questions.
Very truly yours,
/s/ David S. Cash
David S. Cash
Chief Executive Officer

cc:	United States Securities and Exchange Commission Christine Allen, Staff Accountant Lisa Vanjoske, Assistant Chief Accountant Nandini Acharya, Staff Attorney

Exhibit A
Disclosure Controls and Procedures
The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based upon such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended.
A-1

Exhibit B
The Company’s income before income taxes was distributed as follows for the years ended December 31, 2010, 2009 and 2008, respectively:

	2010	2009	2008
U.S. (domestic)	$	$26,832	$63,677
Non-U.S. (foreign)		497,864	25,386

Income before income taxes	$	$524,696	$89,063

B-1